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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                Solicitation/Recommendation Statement Pursuant to
             Section 14(d)(4) of the Securities Exchange Act of 1934

                                (AMENDMENT NO. 1)

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                               HARCOR ENERGY, INC.
                            (Name of Subject Company)


                               HARCOR ENERGY, INC.
                        (Name of Person Filing Statement)


                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)


                                   411 628 209
                      (CUSIP Number of Class of Securities)


                                 HARRY J. LAWSON
                                 GENERAL COUNSEL
                               HARCOR ENERGY, INC.
                        4400 POST OAK PARKWAY, SUITE 2220
                              HOUSTON, TEXAS 77027
                                 (713) 961-1804
                               FAX: (713) 961-9773
            (Name, address and telephone number of person authorized
                to receive notice and communications on behalf of
                            person filing statement)

                                 With a copy to:

                             Michael P. Finch, Esq.
                             Vinson & Elkins L.L.P.
                             1001 Fannin, Suite 2300
                              Houston, Texas 77002
                                 (713) 758-2128
                               Fax: (713) 615-5282

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         This Amendment No. 1 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of HarCor Energy, Inc., a Delaware corporation (the "Company"), relating to the tender offer being made by Seneca West Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Seneca Resources Corporation, a Pennsylvania corporation ("Parent"), to purchase all of the outstanding shares of common stock, $.10 par value (the "Shares") of the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 6, 1998 and in the related Letters of Transmittal (which collectively constitute the "Offer"). Terms used but not defined herein have the meanings subscribed to such terms in the initial Schedule 14D-9.

ITEM 4.  THE SOLICITATION OF RECOMMENDATION.

         Item 4 is hereby amended to add the following to the Section entitled "Reasons for the Board of Directors' Recommendation."

                  All of the factors considered by the Company Board fully support the recommendation of the Company Board that the stockholders accept the Offer and vote for adoption of the Merger Agreement, except for the historical market prices of the Common Stock prior to December, 1997. From March, 1996 through November 13, 1997, the Common Stock traded generally in the range of $4.00 to $6.00 per share. This is the only negative element considered by the Company Board; however, the Company Board believes that because of the following matters it is not likely that the Common Stock will trade in that range again at any time in the foreseeable future. On November 13, 1997, the Company announced its third quarter results, reflecting a decline in revenues of 25% from revenues in the third quarter of 1996 and a decline of 28% from revenues in the nine-month period ended September 30, 1996. The decrease in revenues was a result of lower oil and gas production volumes and lower oil prices in the 1997 periods. Following this announcement, Standard & Poors downgraded the Company's outstanding
         14 7/8% Senior Secured Notes from B- to CCC, which the Company Board believed created a significant impairment on its ability to refinance those Notes. The market price of the Common Stock consequently fell steadily from $4.25 per share on November 13, 1997 to $1.81 per share on December 22, 1997. The market price of the Common Stock remained below $2.00 per share until after the Company's announcement on March 31, 1998, that it had executed the Merger Agreement (on which date it briefly rose slightly above $2.00 per share but quickly dropped and all closing prices since that date have remained below $2.00 per share). In light of the foregoing and the continuing depressed market prices for crude oils, the Company Board believes that the market price for the Common Stock will remain below $2.00 per share for the foreseeable future if the Merger is not consummated and that the best alternative for the stockholders is a sale of the Company pursuant to the Offer and the Merger Agreement.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit (c)(4) - Form of Severance Agreement with employees of the Company (incorporated by reference to Exhibit
                          10.19 to Amendment No. 2 on Form 10-K/A to the Company's Form 10-K Annual Report for the year ended December 31, 1997, filed with the Commission).


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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        HARCOR ENERGY, INC.


                                        By:  /s/  MARK G. HARRINGTON
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                                                   Mark G. Harrington
                                                   Chairman of the Board and
                                                   Chief Executive Officer


Dated:  April 17, 1998